UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 11, 2003**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 5. Other Events and Regulation FD Disclosure.

The following statement was released by Caterpillar on December 11, 2003. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

December 11, 2003

FOR IMMEDIATE RELEASE

Caterpillar announces further officer retirements and appointments

Peoria, Ill. - Caterpillar Inc. (NYSE: CAT) today announced the retirement of two of its officers, along with the Board of Directors' appointment of two new group presidents, one change in vice presidential responsibility and three new vice presidents.

Baumgartner and West to Retire

Vito H. Baumgartner, group president with responsibility for the company's Building Construction Products Division, EAME Marketing Division**,** EAME Product Development & Operations Division, and the European Shared Services Division, will retire effective January 31, 2004.

Baumgartner joined Caterpillar in 1963 and has held a variety of posts in the United States, Europe and South America, assuming his current position in 2000.

"We extend our sincerest thanks to Vito for his leadership in helping Caterpillar become the strong, global competitor that it is," commented Caterpillar Chairman and CEO Glen Barton. "His international perspectives have helped the company diversify its business and position itself for future opportunities in all regions of the world."

Also announcing her retirement as of January 31 is Caterpillar Vice President Sherril K. West. West completes a 30-year Caterpillar career, most recently having served as head of Caterpillar's Technical Services Division. As chief technology officer, she has administrative responsibility for the company's research and development activities, as well as operations at the Technical Center in Mossville, Ill., and the three company proving grounds.

"Sherril has not only helped solidify Caterpillar's position as a technology leader, but also has laid a strong foundation for the future by mentoring and inspiring young people to consider careers in engineering and technology. The Caterpillar employees of today, and tomorrow, will benefit from her leadership," Barton said.

Vittecoq and Wunning Named Group Presidents

Caterpillar's Board of Directors named Gérard Vittecoq group president, replacing the retiring Baumgartner. Vittecoq currently is a vice president with administrative responsibility for the EAME Operations Division, including Caterpillar Belgium S.A., Caterpillar France S.A., Global Paving, and European Fabrications & Work Tools. He joined Caterpillar in 1975.

The Board named Steven H. Wunning to the group president position vacated by James W. Owens, whose promotion to vice chairman was announced yesterday. Wunning, who joined the company in 1973, is a vice president of Caterpillar Inc., and chairman and president of Caterpillar Logistics Services, Inc. He has responsibility for more than 90 facilities in 25 countries, with nearly 8,100 employees worldwide. Cat Logistics provides an integrated array of logistics services to Caterpillar and more than 40 external client firms.

Baunton to Change Vice Presidential Responsibilities

Michael J. Baunton, currently vice president in charge of Caterpillar's Compact Power Systems Division and president of Perkins Engines Company Limited, will assume responsibilities now assigned to Vittecoq. Baunton oversees Perkins Engines and FG Wilson products, including manufacturing facilities in the United Kingdom and Brazil. He took his current position in March 1998, following Caterpillar's acquisition of Perkins, and was elected a Caterpillar vice president in November 1998.

Bell, Haefeli and Pflederer Elected Vice Presidents

The Board elected Mary H. Bell vice president to replace Wunning at Cat Logistics. Bell joined Caterpillar in 1981. She currently is manager of Caterpillar Distribution Services, a division of Cat Logistics. She is responsible for the worldwide network of Caterpillar parts distribution facilities and oversees logistics and transportation services for all Cat branded parts and other products sold to Cat dealers.

Hans A. Haefeli was elected vice president with responsibility for the Compact Power Systems Division to replace Baunton. Haefeli is currently general manager for the Building Construction Products Division, based in Cary, N.C. The division has facilities in multiple locations throughout North Carolina and the United Kingdom, producing small and compact construction equipment and related work tools.

Mark R. Pflederer was elected vice president with responsibility for Caterpillar's Technical Services Division, following West's retirement. Pflederer is currently general manager of Electronic & Electrical Systems within the Component Products & Control Systems Division. The group provides leading-edge technologies for various medium- and heavy-duty industries, enhancing the value of machines and engines for Caterpillar and OEM manufacturers.

All of the new appointments will be effective January 1, 2004.

Right Team for Growth

"This is the right team to lead our employees worldwide in our effort to achieve $30 billion in sales and revenues by the end of this decade," said Barton, whose January 31 retirement was also announced yesterday. "We can take pride in what this organization has already accomplished and look forward to the promise it holds for future success."

For more than 75 years, Caterpillar Inc. has been building the world's infrastructure and, in partnership with its worldwide dealer network, is driving positive and sustainable change on every continent. With 2002 sales and revenues of $20.15 billion, Caterpillar is a technology leader and the world's leading manufacturer of construction and mining equipment, clean diesel and natural gas engines and industrial gas turbines. More information is available at www.cat.com.

Biographical Information

Vito H. Baumgartner

Vito Baumgartner is a group president and Executive Office member of Caterpillar Inc. He has administrative responsibility for the company's Building Construction Products Division, EAME Marketing Division, EAME Product Development & Operations Division, and the European Shared Services Division.

Baumgartner joined Caterpillar in 1963 as an orders correspondent for Caterpillar Overseas S.A. (COSA). He held various finance positions in Europe and the United States before being named COSA secretary and treasurer in 1981. He became president of Caterpillar Brasil S.A. in 1986, and a vice president of Caterpillar Inc. and Chairman of Caterpillar Overseas S.A. in 1990. He assumed his current position in 2000.

Baumgartner is a graduate of the Swiss School of Commerce, St. Gall, Switzerland, and MIT's Program for Senior Executives.

He is a member of the Board of Directors of SKF, of the Geneva International Airport and of PartnerRe Ltd., as well as a member of the Management Board of the Fédération des Entreprises Romandes. He is vice-chairman of the European-American Industrial Council, a member and past chairman of the Foundation Board of the International Institute for Management Development (IMD), a member of the Nominations Committee for the Swiss-American Chamber of Commerce and a member of the Russian Academy of Transportation - St. Petersburg.

Sherril K. West

Sherril K. West is vice president with responsibility for Caterpillar's Technical Services Division, a post she assumed in 1998. She has administrative responsibility for the company's research and development activities as well as overseeing operations at the Technical Center in Mossville, Ill., and the three company proving grounds (in Peoria, Ill., Leicester, England, and Tucson, Ariz.). Her division employs approximately 1,500 engineers, researchers, scientists, technicians and support staff.

West joined Caterpillar in 1974 as a test and evaluation technician at the Mossville Technical Center. She spent the next 15 years in a variety of technical and engineering positions, including field engineer and product service engineer for the company's service engineering division.

In 1987, she became Warranty & Data Division manager for Service Engineering. Two years later, she was named general manager of Caterpillar Service Technology, one of the company's internal ventures.

She was named manager of Marketing Support Services in 1991, and in 1995 was elected vice president with responsibility for four company profit centers in Logistics and Product Services.

West holds a bachelor's degree in mathematics from Illinois State University and a MBA from the University of Illinois. She also has completed the Aspen Institute Executive Program and Brookings, Inside Washington: Business & Public Policy.

She is a member of the College of Engineering and Technology Executive Advisory Council at Bradley University, Peoria, Ill. West also is a member of the Society of Automotive Engineers (SAE) and SAE Foundation's "A World in Motion VISION 2000" Advisory Committee. She serves on the board of the Society of Manufacturing Engineers (SME) Education Foundation, and is a consultant for Junior Achievement of Central Illinois. West also is active in the Heart of Illinois United Way, having served as campaign chair in 2002.

Gérard R. Vittecoq

Gérard Vittecoq is a vice president with administrative responsibility for the EAME Operations Division, including Caterpillar Belgium S.A., Caterpillar France S.A., Global Paving and European Fabrications and Work Tools.

He joined Caterpillar in 1975, holding various accounting and finance positions at Caterpillar's Vernon foundry in his first six years with the company. In 1982, he was appointed finance representative and later assistant manager at Caterpillar Overseas S.A. (COSA). In 1985, he became comptroller for COSA. From 1987 to 1989, Vittecoq was in charge of strategy projects.

Vittecoq was appointed director of COSA strategy and planning in 1990. In 1995, he was promoted to managing director of Caterpillar France S.A. In 1998, Vittecoq became managing director of Caterpillar Belgium S.A. He was elected to his current position in 2001.

Vittecoq graduated from Ecole Superieure de Commerce (France) and received an MBA from Laval University (Canada). He also successfully completed the Executive Program in International Management at Columbia University. Vittecoq is a certified professional accountant.

Steven H. Wunning

Steven H. Wunning is a vice president of Caterpillar Inc. and chairman and president of Caterpillar Logistics Services, Inc., headquartered in Morton, Illinois. He has responsibility for more than 90 facilities in 25 countries on six continents shipping to over 200 countries. The logistics division, with nearly 8,100 employees worldwide, provides an integrated array of logistics services to Caterpillar and more than 40 external client firms.

Wunning began his career at Caterpillar in 1973 and has held a variety of positions with increasing responsibility in the areas of quality, manufacturing, product support, and logistics. In 1987, he was one of the first employees in the newly formed subsidiary Caterpillar Logistics Services, Inc., which was established to provide logistics services to other companies. He became vice president of Cat Logistics in 1990, president in 1994. In 1998, he was named corporate vice president of the Logistics & Product Services Division with responsibility for four of Caterpillar's business units. In 2000, he became vice president of Caterpillar's Logistics Division, which combined all of the internal Caterpillar and external client logistics operations into a single unit.

Wunning has an undergraduate degree in metallurgical engineering from the University of Missouri and an Executive MBA degree from the University of Illinois. He attended Carnegie Mellon University in its Program for Executives and Aspen Institute. Wunning is a member of the Council of Logistics Management and serves as Chairman on the Board of Directors of the Central Illinois Chapter of the American Red Cross.

Michael J. Baunton

Michael (Mike) J. Baunton is a Caterpillar Inc. vice president responsible for the Compact Power Systems Division. He is responsible for Perkins Engines products including manufacturing facilities in Peterborough, Stafford and Shrewsbury, England, and Curitiba, Brazil. He is also responsible for FG Wilson manufacturing in Larne, Monkstown and Springvale in Northern Ireland, and for Sabre, a marine engine packaging business in Wimbourne, England.

Baunton began his career in 1969 as a trainee at U.K.-based Automotive Products. He served as strategic planning manager at Automotive Products from 1974 to 1976. He joined Quinton Hazell, a U.K.-based automotive company, in 1977 as manufacturing manager of the transmission division. He held numerous positions through 1985, including general manager of the exhaust and transmission divisions, and manufacturing director of Quinton Hazell Automotive. He joined Monroe Australia as managing director in 1985, and then served as managing director of Monroe Europe from 1987 to 1993. He was president of Walker Manufacturing, a division of Tenneco Inc., in Racine, Wisconsin, from 1993 to 1995.

He joined Perkins Group Ltd. as group chief executive in 1995 and was named divisional managing director by parent company Varity in 1996. He assumed his current position as president of Perkins Engines Company in March 1998, following Caterpillar's acquisition of Perkins, and was elected a Caterpillar vice president in November 1998.

Baunton has a master's degree in business analysis from Lancaster University and a bachelor's degree in mechanical engineering from Coventry University, both in the U.K. He is a Fellow of the Institution of Mechanical Engineers.

He is president of the Engineering Employers Federation of the U.K., an organization representing 6,000 manufacturing businesses. He is also immediate past president of the Society of Motor Manufacturers and Traders, which represents the U.K. automotive industry. He is also a Board Member of Industry Forum, a joint U.K. Government and automotive industry organization dedicated to lean production techniques and serves on the Automotive Academy Board and Motorsport Panel, both U.K. Government Task Forces.

Mary H. Bell

Mary Bell is the global manager of Caterpillar Distribution Services, a division of Caterpillar Logistics Services, Inc., a wholly owned subsidiary of Caterpillar Inc. Cat Logistics is the third-party logistics arm of Caterpillar and serves the supply chain management and logistics needs of outside clients in a variety of industries, including high tech, automotive, aerospace and defense, and consumer durables.

Bell, who joined the company in 1981, is responsible for the worldwide network of Cat parts distribution facilities and oversees logistics and transportation services for all Cat branded parts and other products sold to Cat dealers. Prior to her current position, Bell was Dealer Capability Department manager in Cat's Product Support Division and progressed through a number of marketing and leadership positions for Caterpillar.

Bell is on the National Board of Directors for SkillsUSA, a national organization that helps more than 250,000 high school and college students and professional members to become high performance workers in technical, skilled, service, and health occupations. She has a B.S. degree in marketing from the University of Iowa and is a graduate of the Executive Program at the University of Michigan.

Hans A. Haefeli

Hans A. Haefeli is general manager for the Clayton facility within Building Construction Products Division. He is based in Cary, N.C. The division has facilities in multiple locations throughout North Carolina and the United Kingdom and produces backhoe loaders, skid steer loaders, wheel loaders, track-type tractors, track-type loaders, hydraulic excavators, wheeled hydraulic excavators, telescopic handlers, multi-terrain loaders and many related work tools.

Before joining Caterpillar, Haefeli held numerous financial and management positions with Deloitte Haskins & Sells from 1982 to 1988 and with Coopers & Lybrand from 1988 to 1992. Haefeli served as financial comptroller and then divisional finance director for Hanson PLC from 1992 to 1998.

Haefeli joined Perkins Engine Company Limited located in Peterborough, U.K., as finance director in January 1998 and became director & general manager of the Perkins Peterborough facility later that same year. In 2000, he became managing director of Product Supply for Perkins with responsibility for facilities in Peterborough, Shrewsbury and Stafford. In 2001, he became managing director of the Product Supply Business Unit within Compact Power Systems, also based in Peterborough. Haefeli assumed his current position in 2003.

Haefeli graduated with a bachelor's degree in accounting/economics from the University of Capetown in South Africa. He is a member of the Institute of Chartered Accountants of South Africa and, prior to taking his current role, was a board member of the Mid Anglian Region of the Engineers Employers Federation.

Mark R. Pflederer

Mark Pflederer is currently general manager of Electronic & Electrical Systems within the Component Products & Control Systems Division.

Pflederer joined Caterpillar in 1976 as an engineer trainee at the Mapleton, Ill., facility. He spent the next 14 years in a variety of engineering positions in materials and electronics at the East Peoria, Ill., facility and at Caterpillar's Mossville, Ill., Technical Center.

In 1990, he became New Product Introduction (NPI) program manager for medium wheel loaders at the Aurora, Ill., facility. In 1991, he became NPI manager for large wheel loaders and in 1992, technical manager for the New Technology Department, Technical Services Division at the Tech Center. From 1996 to1999, he served as director of engineering, Building Construction Products Division, in Clayton, N.C. He was named to his current position in 1999.

Pflederer holds a bachelor's degree in electrical engineering from the University of Illinois. In 1996, Pflederer completed the Managing Engineering Design and Development program with Carnegie Bosch.

Pflederer is on the Board of Directors of Goodwill Industries of Central Illinois and 10G LLC, located in Woodridge, Ill., a joint venture between Caterpillar and The Morey Corporation that supports the manufacture of jointly-designed control systems. He also serves on the Board of Managers of CTCT (Caterpillar Trimble Control Technology), a Caterpillar and Trimble joint venture that develops and manufactures advanced electronic guidance and control products. He is a member of the Institute of Electrical and Electronic Engineers and the Society of Automotive Engineers.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


CATERPILLAR INC.


December 11, 2003   By: /s/ James B. Buda
                                                       James B. Buda
                                                       Vice President